September 21st, 2007

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sir/Madame

Subject	PolyMet Mining Corp./Technical Report on the NorthMet Deposit, Minnesota, USA

I, Richard Patelke, of PolyMet Mining Corp., do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled “Technical Report on the NorthMet Project, Minnesota, USA”, dated September 21st, 2007 (Document No. 0728700101-REP-L0002-02) in support of the news release titled “PolyMet Reports a 51% Increase in Mineral Resources at NorthMet” by PolyMet Mining Corp. dated August 9th, 2007.

I also certify that I have read the news release titled “PolyMet Reports a 51% Increase in Mineral Resources at NorthMet” being filed by PolyMet Mining Corp. dated August 9th, 2007 and it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 21st day of September, 2007.

SIGNED

“Original document, revision 00
signed and sealed by Richard
Patelke”
Richard Patelke
NorthMet Project Geologist
PolyMet Mining Corp.

P.O. Box 475, County Road 666, Hoyt Lakes, MN, 55750-047, tel.218-225-4417, fax.218-225-4429, www.polymetmining.com